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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934

DIVERSIFIED REALTY, INC.
(Name of Issuer)
DIVERSIFIED REALTY, INC.
DRI, INC.
M CORP
(Name of Person(s) Filing Statement)

Common Stock, $.10 par value per share
(Title of Class of Securities)

________
(CUSIP Number of Class of Securities)

Dawn Mellinger
128 Second Street South
Great Falls, Montana  59405
Phone:  (406) 727-2600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

COPIES TO:

Dawn Mellinger
P.O. Box 2249
Great Falls, MT 59403
(406) 727-2600

NEITHER THE SECURITIES AND EXCHANGE COMMISSION
NOR ANY STATE SECURITIES COMMISSION HAS APPROVED
OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON
THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR
PASSED UPON THE ADEQUACY OR ACCURACY OF THE
INFORMATION CONTAINED IN THIS DOCUMENT.  ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL
OFFENSE.

This statement is filed in connection with (check
the appropriate box):
a.   [   ]  The filing of solicitation materials
or an information statement subject to Regulation
14A, Regulation 14(C) or Rule 13e-3(c) under the
Securities Exchange Act of 1934.
b.   [   ]  The filing of a registration statement
under the Securities Act of 1933.
c.   [   ]  A tender offer.
d.   [x]  None of the above.
Check the following box if the soliciting materials
or information statement referred to in checking
box (a) are preliminary copies [ ]. Check the
following box if the filing is a final amendment
reporting the results of the transaction:  [ ].
CALCULATION OF FILING FEE
Transaction Valuation*
Amount of Filing Fee
$180,111.49
$14.41

* Calculated for purposes of determining the filing
fee only. In accordance with Rule 0-11(b)(2) under
the Securities Exchange Act of 1934, as amended, this
amount is calculated by multiplying 290,502.4 (the
number of shares of common stock held by stockholders
other than Parent immediately prior to the proposed
transaction) by $0.62, the price to be paid per share.
[   ] Check the box if any part of the fee is offset
as provided by Rule 0-11(a)(2) and identify the filing
with which the offsetting fee was previously paid.
Identify the previous filing by registration statement
number, or the Form or Schedule and the date of its
filing.
Amount Previously Paid:	N/A
Form or Registration No.:  	N/A
Filing Party:  	N/A
Date Filed:  	N/A


SUMMARY TERM SHEET
This summary and the remainder of this Transaction
Statement on Schedule 13E-3 include information
describing the "going private" Merger involving
Diversified Realty, Inc., referred to herein as the
Company, and DRI, Inc., referred to herein as Parent,
how it affects you, what your rights are with respect
to the Merger as a stockholder of the Company and the
position of the Company, M Corp and Parent
(collectively, the "Filing Persons") on the fairness
of the Merger to the stockholders of the Company
other than the Filing Persons.
 PURPOSE OF THE MERGER (PAGE 7).
Immediately prior to the Merger, Parent will own
approximately 94.6% of the Company's common stock.
The purpose of the Merger is to provide a source of
liquidity to the Unaffiliated Security Holders and
to enable Parent to acquire all of the outstanding
equity interests in the Company and eliminate the
expenses and costs associated with operating a public
Company.
 CONTRIBUTION AND MERGER (PAGE 22).
The following steps are expected to be taken prior to
the Merger referred to herein.
(     Parent is a Montana corporation organized on
November 10, 2003 by M Corp to complete the Merger.
Prior to the Merger, M Corp will contribute all of
the shares of Company common stock it owns to the
Parent, in exchange for shares of common stock of
Parent.  As a result, Parent will continue to be a
wholly-owned subsidiary of M Corp and will own
5,076,708.6 shares of Company common stock.
(     It is anticipated that at the time of the
Merger the shares of the Company's common stock
transferred to Parent will represent approximately
94.6% of the Company's outstanding common stock.
M Corp intends to cause the Company to merge with
Parent as a means of acquiring all of the shares of
Company common stock not owned by Parent and to
provide a source of liquidity to holders of those
shares.
 PRINCIPAL TERMS OF THE MERGER.
The Merger (Page 22).  Parent intends to cause the
Company to merge with Parent pursuant to a merger.
As a result of the Merger, each share of Company
common stock not owned by Parent will be converted
into the right to receive $0.62 in cash.  The Merger
has been approved by the Directors and of the Company
Merger Consideration (Page 23).  The consideration in
the Merger will be $0.62 per share in cash.  The
Filing Persons set the price of $0.62 and deem it to
be fair to the Unaffiliated Security Holders.  The
Filing Persons established this price after reviewing
the various factors considered by Parent's Board of
Directors in determining the fairness of the Merger.
See "Special Factors -- Fairness of the Merger --
Factors Considered in Determining Fairness."
Company Shares Outstanding (Page 6).  As of September
30, 2003, a total of 5,367,211.0 shares of Company
common stock were outstanding.  To the Filing Person's
knowledge, there are no outstanding options to acquire
the Company's common stock.  M Corp currently owns
5,076,708.6 shares of the Company's common stock.
Payment for Shares (Page 23).  The Parent will pay for
shares of Company's common stock promptly after the
effective date of the Merger.  Instructions for
surrendering stock certificates will be set forth in a
Notice of Merger and Dissenters' Rights and a Letter of
Transmittal, which will be mailed to stockholders of
record of the Company within 10 calendar days following
the date the Merger becomes effective and should be read
carefully.  Please do not submit your stock certificates
before you have received these documents.  Sending us
your stock certificates with a properly signed Letter of
Transmittal will waive your dissenters' rights described
below.
Source and Amount of Funds (Page 23).  The total amount
of funds expected to be required to pay the Merger
Consideration for Company common stock in the Merger and
to pay related fees and expenses, is estimated to be
approximately $200,125.90.  We intend to pay these costs
and expenses and the Merger Consideration from the
Company's existing available cash.
 THE FILING PERSONS' POSITION ON THE FAIRNESS OF THE
MERGER (PAGE 11).
The Filing Persons have concluded that the Merger is
both substantively and procedurally fair to the
Unaffiliated Security Holders of the Company.  In
reaching its conclusion regarding the fairness, from
a financial point of view, of the $0.62 per share merger
consideration the Filing Persons considered a number of
factors including the Company's net book value per share
and the opinion of Real Estate professionals as to the
value of the Company's real estate.
 For a complete discussion of the factors that were
considered by the Filing Persons in determining fairness,
see "Special Factors -- Fairness of the Merger -- Factors
Considered in Determining Fairness."
 POTENTIAL CONFLICTS OF INTEREST (PAGE 22).
Some of the officers and directors of M Corp, which owns
approximately 94.6% of the Company's outstanding stock,
are also officers and directors of the Company.
Individuals affiliated with M Corp own less than one
percent of the Company's outstanding stock.
For a discussion of other potential conflicts of
interest, see "Information About the Filing Persons --
Conflicts of Interest."
 EFFECTS OF THE MERGER (PAGE 8).
Completion of the Merger will have the following
consequences:
(      The Company and Parent will be combined into a
single, privately held entity;
(      Only the Filing Persons, or entities related to
the Filing Persons will participate in the future
earnings and growth, if any, of the Company.  On the
other hand, only the Filing Persons, or entities related
to the Filing Persons will face the risk of losses
generated by the Company's operations or the decline in
value of the Company after the Merger;
(      The shares of Company common stock will no longer
be publicly traded. The combined entity will not be
subject to the reporting and other disclosure requirements
of the Securities Exchange Act of 1934, including
requirements to file annual and other periodic reports or
to provide the type of going-private disclosure contained
in this Schedule 13E-3; and
(      Subject to the exercise of statutory dissenters'
rights, each of your shares will be converted into the right to receive $0.62 in cash, without interest.
 DISSENTERS' RIGHTS (PAGE 25).
You have a statutory right to dissent from the Merger and demand payment of the fair value of your Company shares as determined in a judicial appraisal proceeding in accordance with Sections 35-1-826 through 35-1-839 of the Montana
Business Corporation Act. This value may be more or less than the $0.62 per share in cash consideration offered in the Merger. In order to qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Merger and Dissenters' Rights and otherwise comply with the procedures for exercising appraisal rights set forth in the Montana
Business Corporation Act. The statutory right of dissent is set out in Sections 35-1-826 through 35-1-839 of the Montana Business Corporation Act. Failure to comply with its terms will result in an irrevocable loss of such right.
Please read and be sure you understand Sections 35-1-826 through 35-1-839 of the Montana Business Corporation Act
(Exhibit (f))
 FOR MORE INFORMATION (PAGE 16).
More information regarding the Company is available from its public filings with the Securities and Exchange
Commission.  See "Information About the Company."
If you have any questions about the Merger, please contact
Donald R. Strizki, C.P.A. at (406) 652-7650.

INTRODUCTION
This Transaction Statement on Schedule 13E-3
(the "Schedule 13E-3") is being filed by Diversified Realty, Inc., a Montana corporation ("Company"), DRI Inc., a Montana corporation ("Parent") and M Corp, a Montana corporation (collectively are the "Filing Persons"), pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder. Parent is a wholly-owned subsidiary of M Corp. M Corp currently owns, and intends to transfer to Parent, common shares of the Company which represents 94.6% of the Company's common stock prior to the effective date (the "Effective Date") of the proposed merger (the "Merger") of the Company and Parent (with the Parent being the surviving entity), pursuant to
Section 35-1-818 of the Montana Business Corporation Act ("MBCA"). This Schedule 13E-3 is being filed in connection with the Merger. The Effective Date will be as soon as possible in accordance with Securities and Exchange Commission rules and procedures.
The exact title of the class of equity securities subject
to the Merger is: common stock, par value $0.10 per share of the Company (the "Shares"). As of September 30, 2003,
a total of 5,367,211.0 Shares were outstanding. To the Filing Person's knowledge there are no outstanding options to acquire any Shares. Therefore, it is anticipated that immediately prior to the Effective Date, there will be 5,367,211.0 Shares outstanding, of which Parent and affiliated shareholders will own 5,079,741.6 shares, or 94.6% of the Shares outstanding, and stockholders of the Company other than Parent, including all Unaffiliated Security Holders of the Company, (the "Unaffiliated
Security Holders") will own approximately 5.4% of the
Shares outstanding.
Upon the consummation of the Merger, each outstanding
Share will be canceled and each outstanding Share not
held by Parent or by Unaffiliated Security Holders of
the Company who properly exercise statutory dissenters' rights under the MBCA, will be automatically converted into the right to receive $.062 per Share in cash (the "Merger Price"), without interest, upon surrender of the certificate for such Share to M Corp (the "Paying Agent"). Instructions with regard to the surrender of stock certificates, together with a description of
statutory dissenters' rights, will be set forth in a
Notice of Merger and Dissenters' Rights and a Letter
of Transmittal, which documents will be mailed to stockholders of record of the Company on or about the Effective Date of the Merger and should be read carefully.
Under the Montana Business Corporation Act, no action
is required by the stockholders of the Company for
the Merger to become effective as the Filing Persons
own over 80% of the Company's common stock.  The
Parent will be the surviving corporation in the Merger.
This Schedule 13E-3 and the documents incorporated
by reference in this Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief or current expectations of the Filing Persons, including statements concerning
the Filing Persons' strategies following completion
of the Merger.  Such forward-looking statements are
not guarantees of future performance and involve risks
and uncertainties.  Actual results may differ
materially from those described in such forward-looking statements as a result of various factors.
 Schedule 13e-3 Revised Page 7	SPECIAL FACTORS
 PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER
 PURPOSES
Immediately prior to the Merger, Parent will own approximately 94.6% of the outstanding Shares. The purpose of the Merger is to provide a source of
liquidity to the minority shareholders and to enable
Parent to acquire all of the outstanding equity
interests in the Company and eliminate the expenses
and costs associated with operating a public Company.
 ALTERNATIVES
The Filing Persons believe that effecting the transaction through the completion of the Merger between the Company and Parent under Section 35-1-818 of the MBCA is a way to provide value and liquidity to the Unaffiliated Security Holders and for Parent to acquire the outstanding shares in the Company not already owned by the Company.  The
filing persons also considered a reverse stock split as
a method to take the Company private.  It was considered
and rejected by the Filing Persons, as the Company would still have Unaffiliated Security Holders as minority shareholders. No other alternatives were apparent or were considered by the Filing Persons.
 REASONS
In determining whether to acquire the outstanding Unaffiliated Security Holders' minority equity interest in the Company and to effect the Merger, the Filing
Persons considered the following factors to be the
principal benefits of taking the Company private:
(      the elimination of burdens on management associated
with reporting and other tasks resulting from the Company's public Company status, such as, dedication of management's time and resources to stockholder inquiries and investor and public relations; these burdens have substantially increased because of recent Federal legislation which has caused audit and other reporting costs to substantially increase. The Filing Persons first considered taking the Company private at the board meetings held on November 4, 2003. At this time, the boards of directors were informed by the accounting firm which has performed the audits of the Company for the past several years, that it would no longer be able to perform future audits of the Company.
The additional cost of hiring a new CPA firm to audit the Company is expected to be a 300 percent increase over the current audit fees. This increase is due mainly to the substantial increases in professional liability insurance cost for CPA firms, which perform audits of publicly held companies.
(     the decreased cost of  being a private corporation,
could result in savings of some $20,000.00 or more per
year, including substantial savings of audit, legal,
personnel costs;
(     the greater flexibility that the Company's
management would have to focus on long-term business
goals, as opposed to quarterly focusing on short term
results;
(      the fact that the Company's Shares are not
listed on any exchange, trading volume in the Company's Shares is negligible. Often the Company's shares do not trade during any given month. During the entire year of 2002 only 2062 Shares were traded and all of these 2062 Shares were purchased by the Company at 50 cents per share. There were no other trades.
(     the reduction in the amount of public information
available to competitors about the Company's business
would result from the termination of the Company's obligations under the reporting requirements of the Securities and Exchange Commission (the "Commission");
(      recent public capital market trends affecting
small-cap companies, including a perceived lack of interest by institutional investors, in companies that are not listed on any exchange.
	The Filing Persons also considered the extremely low volume of trading in the Shares and considered that the Merger would result in immediate, enhanced liquidity for the Unaffiliated Security Holders.
The Filing Persons have determined to effect the Merger at this time because they wish to realize the benefits of taking the Company private, as discussed above, before the increased costs of being a public Company would significantly reduce the Company's earnings. The
Company's stock price was not a significant factor in the timing of the Filing Persons' decision to propose the Merger.
This Rule 13e-3 transaction is structured as a merger under Section 35-1-818 of the MBCA. This form of merger allows the Unaffiliated Security Holders to receive cash for their Shares and allows Parent to acquire all of the outstanding interests in the Company.
 EFFECTS General Upon completion of the Merger, the Filing Persons will have complete control over the conduct of the Company's business, will receive the benefit of any future increases in the value of the Company and will bear the complete risk of any losses incurred in the operation of the Company and any decrease in the value of the Company. The Filing
Persons' beneficial ownership of the Company immediately prior to the Merger in the aggregate, amounts to approximately 94.6%. Upon completion of the Merger, the Filing Persons beneficial interest in the Company's Net Book Value of $2,566,620 as of September 30, 2003 and Net Income of $7,179 for the
Nine Months Ended September 30, 2003 will increase from approximately 94.6% to 100.0% of those amounts.
The Company will be the beneficiary of the projected savings of $20,000.00 or more per year after terminating registration under the Exchange Act (for example, as a privately-held entity, the Company will no longer be required to file quarterly, annual and other periodic reports with the Commission or publish and distribute to its stockholders annual reports and proxy statements). The projected savings would include savings from audit, legal, and personnel fees and costs.
Upon completion of the Merger, the Unaffiliated
Security Holders will no longer have any interest in, and the Unaffiliated Security Holders will not be shareholders of, the Company and, therefore, will not participate in the Company's future earnings and potential growth and will no longer bear the risk of loss from operations or loss from any decreases in the value of the Company. The Unaffiliated Security
Holders will not share in any distribution of proceeds after any sales of businesses of the Company or its subsidiaries, whether contemplated at the time of the Merger or thereafter. All of the Unaffiliated Security Holders' incidents of stock ownership, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of the Company and to receive dissenters' rights upon certain mergers or consolidations of the Company (unless such dissenters' rights are perfected in connection with the Merger), as well as the benefit of potential increases in the value of their holdings in the Company based on any improvements in the Company's future performance, will be extinguished upon completion of the Merger. All Unaffiliated
Security Holders will receive the same cash price of $.062 per share for each share owned.
Upon completion of the Merger, the Unaffiliated
Security Holders will no longer have any interest in, and will not be shareholders of, the Company and, therefore, will not participate in the Company's future earnings and potential growth and will no longer bear the risk of loss from operations or loss from any decreases in the value of the Company.
The Unaffiliated Security Holders will not share in any distribution of proceeds after any sales of businesses of the Company or its subsidiaries, whether contemplated at the time of the Merger or thereafter. All of the Unaffiliated Security Holders' incidents of stock ownership, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of the Company and to receive dissenters' rights upon certain mergers or consolidations of the Company (unless such dissenters' rights are perfected in connection with the Merger), as well as the benefit of potential increases in the value of their holdings in the Company based on any improvements in the Company's future performance, will be extinguished upon completion of the Merger.
Upon completion of the Merger, the Unaffiliated
Security Holders also will not bear the risks of operations losses or potential decreases in the value of their holdings in the Company based on any downturns in the Company's future performance.
Instead, the Unaffiliated Security Holders will have liquidity, in the form of the Merger Price, in place of an ongoing equity interest in the Company, in the form of the Shares. In summary, if the Merger is completed, the Unaffiliated Security Holders will have no rights as stockholders of the Company (other than statutory dissenters' rights in the case of Unaffiliated Security Holders who perfect such rights under Montana law).
 Schedule 13e-3 Revised Page10
  The Shares
Once the Merger is consummated, public trading of the Shares will cease. The Company will no longer be required under the federal securities laws to file reports with the Commission and will no longer be subject to the proxy rules under the Exchange Act.
 Federal Income Tax Consequences of the Merger
The following discussion is a summary of the material
United States federal income tax consequences of the Merger to beneficial owners of Shares. This summary is based upon the provisions of the Internal Revenue
Code of 1986, as amended (the "Code"), and the laws, regulations, rulings, and decisions in effect on the date of this Schedule 13E-3, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this discussion only applies to holders that are U.S.
persons, which is defined as a citizen or resident of the United States, a domestic partnership, a domestic corporation, any estate (other than a foreign estate), and any trust so long as a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. For federal income tax purposes, an estate is classified as a "foreign estate" based on the location of the estate assets, the country of the estate's domiciliary administration, and the nationality and residency of the domiciliary personal representative.
This discussion does not address all aspects of federal income taxation that may be relevant to holders in light of their particular circumstances or to holders who may be subject to special tax treatment under the Code, including holders who are brokers, dealers or traders in securities or foreign currency, traders in securities that elect to apply a market-to-market method of accounting, foreign persons (defined as all persons other than U.S.
persons), insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, grantor trusts, holders who hold common stock as part of a hedge, straddle, conversion, or other risk reduction transaction, or who acquired common stock pursuant to the exercise of compensatory stock options or warrants or otherwise as compensation.
The receipt of cash by a stockholder, pursuant to the Merger or pursuant to the exercise of the stockholder's statutory dissenter's rights, will be a taxable transaction for United States federal income tax purposes. A stockholder will recognize gain or loss for United States federal income tax purposes equal to the difference between the amount of cash that the stockholder receives in the Merger and that stockholder's adjusted tax basis in that stockholder's shares. Such gain or loss will be a capital gain or loss if the stockholder holds the Shares as a capital asset. Such gain or loss will be considered long-term if, at the effective date of the Merger, the stockholder has held the Shares for more than one year. The cash payments made to a stockholder pursuant to the Merger will be subject to backup United States federal income tax withholding unless the stockholder provides the Paying Agent with his, her or its tax identification number (social security number or employer
Schedule 13e-3 Revised Page 11
identification number) and certifies that such number is correct, or unless an exemption from backup withholding applies.
Cash received by stockholders who exercise statutory dissenters' rights ("Dissenting Stockholders") in respect of dissenter or appraisal rights will result in the recognition of gain or loss to the Dissenting Stockholder. Any such Dissenting Stockholder should consult with his, her, or its tax advisor for a full understanding of the tax consequences of the receipt of cash in respect of dissenter or appraisal rights pursuant to the Merger.
None of the Filing Persons or the Company expects to recognize any gain, loss, or income by reason of the Merger.
EACH BENEFICIAL OWNER OF SHARES IS URGED TO CONSULT
SUCH BENEFICIAL OWNER'S TAX ADVISOR AS TO THE SPECIFIC
TAX CONSEQUENCES TO EACH SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL,
FOREIGN AND OTHER TAX LAWS.
 FAIRNESS OF THE MERGER
Fairness. On November 4, 2003, The Company's Board of Directors held a meeting at which the proposed plan to acquire the shares of the Unaffiliated Shareholders in the Company through the Merger was presented and discussed. At this meeting, Company's Board of Directors resolved to take the Company private by having the Parent acquire for cash, through the Merger, all of the Shares held by Stockholders other than the Parent at a purchase price of $0.60 per share. The Company's Board of Directors determined that the Merger is both procedurally and substantively fair to the Unaffiliated Security Holders.
The $0.60 to be paid to those Unaffiliated Security Holders represents a 25% premium over the net book value of each share and a 7% premium over the fair value of each share. The Fair Value per share was determined based on an informal evaluation of the Company's accounting records and asset values as of September 30, 2003 based on information obtained from real estate and accounting professionals.
On December 15, 2003, The Company's Board of Directors held a meeting to discuss increasing the purchase price for all of the Shares held by Stockholders other than the Parent to $ 0.62 per share. At this meeting The Company's Board of Directors resolved to take the Company private by having the Parent acquire for cash, through the Merger, all of the Shares held by Stockholders other than the Parent at a purchase price of $0.62 per share. The Company's Board of Directors determined that the Merger is both procedurally and substantively fair to the Unaffiliated Security Holders.
The $0.62 to be paid to those Unaffiliated Security
Holders represents a 29% premium over the net book value of each share and an 11% premium over the fair value of each share. The Fair Value per share was determined based on an informal evaluation of the Company's accounting records and asset values as of September 30, 2003 based on information obtained from real estate and accounting professionals.

Schedule 13e-3 Revised Page 12
On November 4, 2003 M Corp's Board of Directors held a meeting at which the proposed plan to acquire the shares of the Unaffiliated Shareholders in the Company through the Merger was presented and discussed. At this meeting, M Corp's Board of Directors resolved to take the Company private by having Parent acquire for cash, through the Merger, all of the Shares held by shareholders other than the Parent at a purchase price of $0.60 per share. M Corp's Board of Directors determined that the Merger is both procedurally and substantively fair to the Unaffiliated Security Holders. As the $0.60 to be paid to those Unaffiliated Security Holders represents a 25% premium over the net book value of each share and a 7% premium over the fair value of each share.
The Fair Value per share was based on information provided by the Company.
On December 15, 2003, M Corp's Board of Directors held a meeting to discuss increasing the purchase price for all of the Shares held by Stockholders other than the Parent to $ 0.62 per share. At this meeting M Corp's Board of Directors resolved to take the Company private by having the Parent acquire for cash, through the Merger, all of the Shares held by Stockholders other than the Parent at a purchase price of $0.62 per share. M Corp's Board of Directors determined that the Merger is both procedurally and substantively fair to the Unaffiliated Security
Holders.  The $0.62 to be paid to those Unaffiliated
Security Holders represents a 29% premium over the net book value of each share and an 11% premium over the fair value of each share. The Fair Value per share was based on information provided by the Company.
On November 4, 2003, Parent's Board of Directors held a meeting at which the proposed plan to acquire the shares of the Unaffiliated Shareholders in the Company through the Merger was presented and discussed. At this meeting, Parent's Board of Directors resolved to take the Company private by having Parent acquire for cash, through the Merger, all of the Shares held by persons other than those owed by the parent at a purchase price of $0.60 per share.
Parent's Board of Directors determined that the Merger is both procedurally and substantively fair to the Unaffiliated Security Holders. As the $0.60 to be paid to Unaffiliated Security Holders represents a 25% premium over the net book value of each share and a 7% premium over the fair value of each share. The Fair Value per share was based on information provided by the Company.
On December 15, 2003, Parent's Board of Directors held a meeting to discuss increasing the purchase price for all of the Shares held by Stockholders other than the Parent to $ 0.62 per share. At this meeting Parent's Board of Directors resolved to take the Company private by having the Parent acquire for cash, through the Merger, all of the Shares held by Stockholders other than the Parent at a purchase price of $0.62 per share. Parent's Board of Directors determined that the Merger is both procedurally and substantively fair to the Unaffiliated Security
Holders.  The $0.62 to be paid to those Unaffiliated
Security Holders represents a 29% premium over the net book value of each share and an 11% premium over the fair value of each share. The Fair Value per share was based on information provided by the Company.


Schedule 13e-3 Revised Page 13
  Factors Considered in Determining Fairness.  In
reaching its determination that the terms of the Merger
are both procedurally and substantively fair to the
Unaffiliated Security Holders, Parent's Board of Directors
considered the factors set forth below in making its
determination.  Parent's Board of Directors determined
that each of the following factors supported its belief
that the Merger is fair to the Unaffiliated Security
Holders.
(      Current and Historical Market Prices.  No
established market exists for the Company's common stock.
The Company's common stock is not traded on any
established securities exchange.  To the Filing Persons'
knowledge, neither bid nor asked quotations or prices
for the Company's common stock have appeared in any
established quotation system or have appeared in any
newspaper or publication for over fifteen years.
(      Lack of Liquidity.  The Filing Persons also noted
that Shares of the Company's common stock are not quoted
on any exchange and are not listed on the "Pink Sheets".
With approximately 290,502.4 Shares being held by
entities other than the Filing Persons, the Parent's
Board of Directors believes that any effort to sell a
material portion of such Shares in the open market or
otherwise would materially depress the then trading
price.
(      Net Book Value.  The Company's estimated net
book value at September 30, 2003 was approximately
$2.6 million, which equates to a per Share valuation
of approximately $0.48 per share.  The Merger Price
represents a premium of 29% over the net book value
per Share.
(      Liquidation Value.  The Company's Liquidation
Value at September 30, 2003 was approximately 2.9
million, which equates to a per Share valuation of
approximately $.55 per share.  The liquidation value
represents the estimated cash value of the Company as
if it all its assets were liquidated.  The Merger
Price represents a premium of 12.73% over the
Liquidation value per Share. The Fair Value represents
the current value of the Company's assets based on the
opinions of real estate and accounting professionals.
(      Earnings Value.  The Company's earnings for the
Year Ended December 31, 2002, were approximately
$0.007 per Share. This represents a rate of return of
approximately 1.4% based on the net book value as of
December 31, 2002.  A Share valuation of approximately
$0.14 per share would be required to provide a 5%
standard rate of return based on the Company's earnings
for the year ended December 31, 2002. The Merger Price
represents a premium of 443% to the earnings value per
Share.
(      Repurchase Price.  Over the past two years, the
Company has repurchased 3211 shares from Unaffiliated
Security Holders at a share price of $0.50 per share.
The Merger Price of $.62 per share represents a premium of 24% over the repurchase price.


Schedule 13e-3 Revised Page14
(      Going Concern Value.  Parent's Board of
Directors did not consider "shopping" the Company to
prospective buyers, as the Parent has indicated that it
intends to retain its majority holdings in the Company.
It is estimated that if the Company were sold to another
party, it would bring approximately the liquidated value
of its assets.  This is based on the Company's net income
from operations in relation to its assets and the fact
that nearly 80% of the Company's assets are in cash.
(      Financial Performance, Condition, Business
Operations and Prospects of the Company.  The Merger
would shift the risk of the future financial performance
of the Company from the Shareholders, who do not have the
power to control decisions made as to the Company's
business, entirely to Parent, who does have the power to
control the Company's business and who will bear the
risks inherent in the business in the future.
(      Other Factors.
	(      Parent's Board of Directors believed that
the liquidity that would result from the Merger would be
beneficial to the Unaffiliated Security Holders because
the Filing Persons' ownership of approximately 94.6% of
the outstanding Shares results in an extremely small
public float that limits the amount of trading in the
Shares.
	(      The Merger represents an opportunity for
the Unaffiliated Security Holders to realize cash for
their Shares, which would otherwise be extremely difficult
given the illiquidity of the market for shares of the
Company's common stock.  The trading in the Company's stock
is extremely light.  Only 2062 traded during the entire
year of 2002.  A stockholder desiring to liquidate his, her
or its entire position under the Company's recent trading
volumes prior to such announcement would have found that
demand for such shares was nearly non-existent and that
persistent attempts to sell such Shares could have led to
a reduction in the price to be paid for such Shares.
	Certain Negative Considerations.  Parent's Board of
Directors also considered the following factors, which
some shareholders may consider negative, in their
deliberations concerning the fairness of the terms of the
Merger and its procedural fairness:
	(      Termination of participation in the future
growth of the Company.  Following the successful
completion of the Merger, the Unaffiliated Security
Holders would cease to participate in the future earnings
or growth, if any, of the Company or benefit from
increases, in any, in the value of their shares in the
Company.
	(      Perceived Conflicts of Interest.  The
financial interests of the Filing Persons could be
adverse to the financial interests of the Unaffiliated
Security Holders.  Officers and directors of the Company
may have potential conflicts of interest with the Merger
as certain officers and directors of the Filing Persons
are also officers and directors of the Company.  See
Schedule 1 for details concerning the relationships
between the various parties.
	(      Board of Director Approval Only Required.
The Merger does not require stockholder approval, only
the approval of the Board of Directors of the Company
per Montana Business Corporation Act Section 35-1-818.
	(      No Unaffiliated Representatives or
Independent Director Approval.  The Company's Board of
Directors has not retained an unaffiliated
representative to act solely on behalf of the
Unaffiliated Security Holders for the purpose of
negotiating the terms of the Merger.
	(       Procedural Fairness.  Notwithstanding the
considerations set out in this section under the
heading "--Certain Negative Considerations," Parent's
Board of Directors believes that the Merger is fair to
the Unaffiliated Security Holders.  In making such
determination, Parent's Board of Directors considered
and relied on the fact that Unaffiliated Security
Holders who believe that the terms of the Merger are
not fair can pursue dissenters' rights in the Merger
under Montana law.  Parent's Board of Directors did
not appoint a special committee of its members since
all of its members have an interest in the Company
and that Parent's Board of Directors believed that
any special committee that was appointed would need
to retain its own independent legal counsel and
financial advisors to help the special committee
evaluate the fairness of the proposed transaction.
Parent's Board of Directors also believed that, based
on the factors described herein, the terms of the
proposed Merger are fair to the Unaffiliated Security
Holders, and that the potential financial cost of
hiring such advisors and the diversion of management
resources that would be caused by the negotiations
between the special committee and Parent would outweigh
any benefit that would be derived from the appointment
of a special committee.
Conclusions of the Parent's Board of Directors, M Corp's
Board of Directors and the Company's Board of Directors.
The Parent's Board of Directors, M Corp's Board of
Directors and the Company's Board of Directors concluded
that, given the estimated fair value, net book value,
liquidation value, past repurchase price per share and
the limited trading market for shares, the 62 cents per
share is fair treatment of Unaffiliated Security Holders.
In determining that the Merger is fair to the
Unaffiliated Security Holders, the Parent's Board of
Directors, M Corp's. Board of Directors and the
Company's Board of Directors considered the above factors
as a whole and did not assign specific or relative
weights to them.  Notwithstanding the considerations set
out in the section under the heading "Certain Negative
Considerations", the Parent's Board of Directors, M
Corp's Board of Directors and the Company's Board of
Directors believe that the Merger is procedurally fair
to the Unaffiliated Security Holders.
In determining that the Merger is fair to the
Unaffiliated Security Holders, Parent's Board of
Directors considered the above factors as a whole and
did not assign specific or relative weights to them.
 APPROVAL OF SECURITY HOLDERS
The Board of Directors of the Company approved the
Merger in accordance with Montana Business Corporation
Act Section 35-1-818.  As the Parent owns over 80% of
the outstanding shares of the Company, only approval of
the Board of Directors is required..
 APPROVAL OF DIRECTORS OF THE COMPANY
In a meeting held on November 4, 2003 the Company's
Board of Directors approved the Merger in accordance
with Montana Business Corporation Act Section 35-1-818.
 OTHER OFFERS
No other firm offers have been made in the last two
years for:
(      the Merger or consolidation of the Company
with or into another Company, or vice versa;
(      the sale or other transfer of all or any
substantial part of the assets of the Company; or
(      a purchase of the Company's securities that
would enable the holder to exercise control of the subject Company.
 REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
The Filing Persons have engaged a third party CPA and real estate professionals to perform financial analyses and give information concerning the valuation of assets and the fairness of the Merger price offered to the Unaffiliated Security Holders.
No formal written reports or opinions were obtained from these third parties. However, oral information was obtained from these third parties as follows:
Real Estate Professionals. Several real estate professionals supplied information regarding the fair value of real estate owned by the Company.
These real estate professionals did not perform any formal appraisals on this real estate and did not issue any formal appraisal report. No other appraisals were performed on the real estate owned by the Company. This information was considered in the determination of the fairness of the Merger
Price.
Third Party Certified Public Accountant.
Information obtained from an outside Certified
Public Accountant was utilized in the determination of various factors considered in the fairness of the Merger Price (i.e. net book value, etc.). No written report or opinion was provided by this Certified Public Accountant.
INFORMATION ABOUT THE COMPANY
The Company is named Diversified Realty, Inc. The principal executive offices of the Company are located at 128 Second Street South, Great Falls,
Montana 59401, and its telephone number is (406)
727-2600. The Company's common stock is not traded on any securities exchange, nor are records kept of any quotations by securities dealers or Pink Sheets, LLC. To the best knowledge of the Filing Persons, bid and asked quotations for the Company's common stock are not reported in any newspapers.
No dividends on the Company's common stock were declared or paid in 2003, 2002 or 2001. Other than the requirements of Montana law, there are no legal or contractual restrictions on the Company's ability to declare dividends. There are approximately
2,196 holders of record of the Company's common stock. The Company is subject to the disclosure requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington,
D.C. 20549. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.
The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrations that file electronically with the Commission at http://www.sec.gov.
 FINANCIAL INFORMATION
The audited financial statements for the fiscal years ended December 31, 2001 and 2002 are incorporated herein by reference from Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 ("Form 10-K").
The unaudited financial statements for the nine month periods ended September 30, 2003 and September 30, 2002 are incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2003 (the "Form 10-Q"). The Company's net book value per share as of September 30, 2003 is approximately $0.48 per Share. The Company has not made an underwritten public offering of its securities in the last three years. The
Company purchased 3211 shares of the Company's stock from estates and persons who request the Company to purchase their shares in the past two years at $0.50 per share.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
Set forth below is certain selected consolidated
financial information with respect to the Company
excerpted or derived by the Filing Persons from
the audited consolidated financial statements of
the Company contained in the Form 10-K and the
unaudited financial statements contained in the
Company's Form 10-Q.  More comprehensive financial
information is included in the Form 10-K, the Form
10-Q and in other documents filed by the Company
with the Commission, and the following financial
information is qualified in its entirety by
reference to the Form 10-K, the Form 10-Q and
other documents and all of the financial
information (including any related notes)
contained therein or incorporated therein by
reference.  The selected financial information
presented below as of and for the fiscal years
ended December 31, 2001 and 2002, has been
derived from the Company's audited Consolidated
Financial Statements.  The results of operations
for the nine months ended September 30, 2003 and
2002 have not been audited.  The results of
operations for the nine months ended September
30, 2003 are not necessarily indicative of results
for the entire year.
					For the	     For the
				      Nine Months 	  Twelve Months
					Ended			Ended
				  September 30,	   December 31,

				2003	    2002	  2002	 2001

Income Statement Data:

Operating Revenues....$ 63,537 $ 71,957 	$ 95,758	$136,213
Operating Expenses......59,964   48,302     72,053     142,294
Income Before Taxes..... 3,573   23,655     23,705      (6,081)
Income Tax Expense...... 3,372    9,850     10,850       4,550
Other Comprehensive
   Income (Loss)......$  6,945   33,505   $ 34,555   $ (1,531)
Net of Income Taxes:
Unrealized Holding
     Gains (Losses)...     234     -0-       1,678        -0-
Comprehensive
   Income............. $ 7,179 $ 33,505   $ 36,233   $ (1,531)
Earnings (Loss)
    per Share........$0.001338 $0.006240 $0.006750 $(0.000285)

				    As Of		     As Of
				September 30,	  December 31,
				2003       2002	  2002    	  2001
Balance Sheet Data:

 Working Capital....$2,389,310 $2,366,296	$2,354,837 $2,321,813
 Total Assets.......$2,585,949 $2,571,032 $2,571,032  2,563,259
 Stockholders Equity$2,566,620 $2,557,725 $2,559,671 $2,524,469
Other Data:
Book Value Per Share    $0.48      $0.48      $0.48      $0.47

  INFORMATION ABOUT THE FILING PERSONS
 COMPANY
(a) NAME AND ADDRESS.
Company's principal offices are located at 128 Second Street South, Great Falls, Montana, Attention: Dawn Mellinger, and
her telephone number is (406)-727-2600.  Immediately prior to the Merger, after contribution of Shares beneficially owned by
M Corp to Parent, 5,076,708.6 Shares or approximately 94.6% of the Company's common stock will be owned by the Parent.
(b) BUSINESS AND BACKGROUND OF ENTITY.
Company is a Montana corporation which primarily deals in real estate. During the last five years, Company has not been convicted in a criminal proceeding and Company was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Parent was or is subject to a judgment, decree, or final order enjoining
future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
(c) BUSINESS AND BACKGROUND OF NATURAL PERSONS.
The name, business address, position with Company, principal occupation, five-year employment history and citizenship of each of the officers of Parent, together with the names,
principal businesses and addresses of any corporations or
other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. During the last five years, to the best knowledge of Parent, none of
the persons listed in Schedule I has been convicted in a
criminal proceeding (excluding traffic violations or
similar misdemeanors).  During the last five years, to the
best knowledge of Company, none of the persons listed in
Schedule I was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
 PARENT
(a) NAME AND ADDRESS.
Parent's principal offices are located at 128 Second Street
South, Great Falls, Montana  and its telephone number is
(406)-727-2600. Immediately prior to the Merger, after contribution of Shares beneficially owned by M Corp to
Parent, Parent will own 5,076,708.6 Shares or approximately
94.6% of the Company's common stock.
(b) BUSINESS AND BACKGROUND OF ENTITY.
Parent, a Montana corporation, was formed for the sole
purpose of merging with the Company.  During the last
five years, Parent has not been convicted in a criminal
proceeding and Parent was not a party to any civil
proceeding of a judicial or administrative body of competent jurisdiction as a result of which Parent was or is subject to a judgment, decree, or final order enjoining future
violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such
laws.
(c) BUSINESS AND BACKGROUND OF NATURAL PERSONS.
The name, business address, position with Parent, principal occupation, five-year employment history and citizenship of each of the officers of Parent, together with the names,
principal businesses and addresses of any corporations or
other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. During the last five years, to the best knowledge of Parent, none of
the persons listed in Schedule I has been convicted in a
criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, to the best knowledge of Parent, none of the persons listed in Schedule
I was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a
judgment, decree or final order enjoining future violations
of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
 M CORP
(a) NAME AND ADDRESS.
The address of M Corp is 128 Second Street South, Great
Falls, Montana, and its telephone number is (406)-727-2600.
M Corp owns 5,076,708.6 Shares or 94.6% of the Company's
common stock.  Immediately prior to the Merger all of
these shares will be contributed to Parent and M Corp
will own 100% of the outstanding stock of Parent.
(b) BUSINESS AND BACKGROUND OF ENTITY.
M Corp is a holding Company of entities principally engaged
in the business of title insurance and the ownership and
rental of real properties.  During the last five years,
M Corp has not been convicted in a criminal proceeding, and
M Corp was not a party to any civil proceeding of a
judicial or administrative body of competent jurisdiction
as a result of which M Corp was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
(c) BUSINESS AND BACKGROUND OF NATURAL PERSONS.
Information with respect to each of the officers of M Corp
is set forth on Schedule I hereto.  During the last five
years, to the best knowledge of M Corp, none of the persons
listed in Schedule I has been convicted in a criminal
proceeding (excluding traffic violations or similar
misdemeanors).  During the last five years, to the best
knowledge of M Corp, none of the persons listed in Schedule
I was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject
to a judgment, decree or final order enjoining future
violations of, or prohibiting activities subject to,
federal or state securities laws or finding any violation
of such laws.
 PRIOR STOCK PURCHASES
Diversified Realty, Inc. purchased 3,211 shares of the
stock during the past two years at $0.50 per share.
 TRANSACTIONS
Except as noted below, there have been no transactions
during the past two years between (i) any of the Filing
Persons or, to the best knowledge of the Filing Persons,
any of the persons listed on Schedule I and (ii) the
Company or any of its affiliates that are not natural
persons where the aggregate value of such transactions
is more than one percent of the Company's consolidated
revenues for (1) the fiscal year in which the transaction occurred, or (2) with respect to the current year, the past portion of the current fiscal year, except as
described in the following paragraph.
During the past two years there have been no transactions
between any of the Filing Persons or, to the best
knowledge of the Filing Persons, any of the persons
listed on Schedule I and any executive officer, director,
or affiliate of the Company that is a natural person
where the aggregate value of the transaction or series
of similar transactions with such person exceeded $60,000.
 SIGNIFICANT CORPORATE EVENTS
During the past two years there have been no negotiations, transactions, or material contacts between (i) any of the
Filing Persons or, to the best knowledge of the Filing
Persons, any of the persons listed in Schedule I, and (ii)
the Company and its affiliates concerning any merger, consolidation, acquisition, tender offer for any class of the Company's securities or sale or other transfer of
a material amount of the Company.
 NEGOTIATIONS OR CONTACTS
Other than as described discussions of the Filing Person's
Boards of Directors related to the approval and
consummation of the Merger, during the past two years
there have been no negotiations or material contacts
concerning the matters referred to above between (i) any affiliates of the Company or (ii) the Company or any of its affiliates and any person not affiliated with the
Company who would have a direct interest in such matters.
 CONFLICTS OF INTEREST
The following are all agreements, arrangements, or
understandings, and any actual or potential conflicts of
interest, deemed to be material, between any of the
Filing Persons or their affiliates and the Company, its
executive officers, directors, or affiliates.
The Filing Persons are in control of the Company because
they currently own 94.6% of the Company's outstanding
common stock.
Sheila M. McCann is the President and a Director of M Corp
and is also a Director of the Company and the Parent.
Ms. McCann's brother, Paul J. McCann, Jr. owns 1,024.40
shares of the Company's common stock and her grandmother,
E. F. McCann (deceased) owns 2,008.6 shares of the
Company's common stock.  The beneficial owner of E. F.
McCann's shares is her father Paul J. McCann, Sr. The
Shares owned by Ms. McCann's brother and grandmother
will receive $0.62 per share in the Merger on the same
terms and conditions as are applicable to all other
Unaffiliated Security Holders of the Company.  R. Bruce
Robson is President of the Company.
 AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES
There are no agreements, arrangements, or understandings,
whether or not legally enforceable, between any of the
Filing Persons or, to the best knowledge of the Filing
Persons, any of the persons listed on Schedule I hereto
and any other person with respect to any securities of
the Company.
 SPECIFIC TERMS OF THE MERGER
 CONTRIBUTION AND MERGER
Prior to the Effective Date, M Corp plans to contribute
all of the Shares it owns to Parent.  As of September
30, 2003, M Corp beneficially owned 5,076,708.6 Shares, representing in the aggregate approximately 94.6% of the outstanding Shares.  Upon receipt of this
Contribution, Company will merge with and into Parent
pursuant to Section 35-1-818 of the MBCA, with the
Parent to be the surviving corporation.  To so merge,
the Board of Directors of Parent will approve the
Merger and Parent will file a Certificate of Ownership
and Merger with the Secretary of State of Montana.
Upon the Effective Date, each Share issued and
outstanding immediately prior to the Effective Date
(other than Shares owned by Parent or the Company
and Shares held by Unaffiliated Security Holders,
if any, who properly exercise their statutory
dissenters' rights under the MBCA) will be cancelled
and extinguished and be converted into and become a
right to receive the Merger Price.  As a result of
the Merger, the Filing Persons will own all of the
outstanding equity interests in the Company.
Under the MBCA, because Parent holds at least 80%
of the outstanding Shares of the Company, the Parent
has the authority in accordance MONTANA BUSINESS
CORPORATION ACT Section 35-1-818 to effect the Merger
with a vote of the Company's Board of Directors only.
The Company's Board of Directors approved the Merger
on November 4, 2003.  The Parent intends to take all
necessary and appropriate action to cause the Merger
to become effective on the Effective Date.  The
Merger Price will be $0.62 in cash per Share.
 MERGER PRICE
Upon completion of the Merger, in order to receive
the cash merger Price of $0.62 per Share, each
stockholder or a duly authorized representative must
(1) deliver a Letter of Transmittal, appropriately
completed and executed, to M Corp (the "Paying
Agent"), and (2) surrender such Shares by delivering
the stock certificate or certificates that, prior to
the Merger, had evidenced such Shares to the Paying
Agent, as set forth in a Notice of Merger and
Dissenters' Rights and Letter of Transmittal which
will be mailed to stockholders of record on the
Effective Date.  Stockholders are encouraged to read
the Notice of Merger and Dissenters' Rights and
Letter of Transmittal carefully when received.
 SOURCE AND AMOUNT OF FUNDS
The total amount of funds expected to be required to
pay the Merger Price for the Shares in the Merger and
to pay related fees and expenses, is estimated to be
approximately $200,126.  We intend to pay the Merger
consideration and these costs and expenses from the
Company's existing available cash.
 ACCOUNTING
The Merger will be accounted for as the acquisition
of a minority interest using the purchase method of
accounting.
 FUTURE OPERATIONS
It is currently expected that, following the
consummation of the Merger, the business and
operations of the Company will, except as set forth
in this Schedule 13E-3, be conducted by the Company
substantially as they are currently being conducted.
The Filing Persons intend to continue to evaluate
the business and operations of the Company with a
view to maximizing the Company's potential.  As
such, the Filing Persons will take such actions as
they deem appropriate under the circumstances and
market conditions then existing.  The Filing Persons
intend to cause the Company to terminate the
registration of the Shares under Section 12(g) of
the Exchange Act following the Merger, which would
result in the suspension of the Company's duty to
file reports pursuant to the Exchange Act.  For
additional information see "Special Factors -
Purposes Alternatives, Reasons and Effects of the
Merger - Effects."
The Filing Persons do not currently have any
commitment or agreement for, and are not
currently negotiating, the sales of any of the
Company's businesses.
Except as otherwise described in this Schedule
13E-3, the Company has not, and the Filing
Persons have not, as of the date of this Schedule
13E-3, approved any specific plan or proposals
for, or negotiated:
* any extraordinary transaction, such as a
merger, reorganization or liquidation involving
the surviving Company or any of its subsidiaries
after the completion of the Merger;
* any purchase, sale, or transfer of a material
amount of assets of the surviving Company or any
of its subsidiaries after the completion of the
Merger;
* any material change in the Company's dividend
rate or policy, or indebtedness or capitalization;
* any change in the present Board of Directors
or management of the Company, including, but not
limited to, any plans or proposals to change the
number or the term of directors or to fill any
existing vacancies on the board or to change any
material term of the employment contract of any
officer; or
* any other material change in the Company's
corporate structure or business.
Unaffiliated Security Holders of the Company
will have access to the Company's records in
accordance with the Montana Corporation Business
Act. None of the Filing Persons intends to obtain
counsel or appraisal services for the
Unaffiliated Security Holders.
 FEES AND EXPENSES
None of the Filing Persons will pay any fees or
commissions to any broker or dealer in connection
with the Merger.  Brokers, dealers, commercial
banks and trust companies will, upon request, be
reimbursed by the Company for customary mailing
and handling expenses incurred by them in
forwarding materials to their customers.  The
Paying Agent will be reimbursed for certain
reasonable out-of-pocket expenses and will be
indemnified against certain liabilities in
connection with the Merger, including certain
liabilities under the U.S.  federal securities
laws.
The following is an estimate of fees and
expenses to be incurred by the Filing Persons
and Parent in connection with the Merger:
Legal fees and expenses				$10,000.00
Accounting fees and expenses			$ 5,000.00
Paying Agent expenses				$ 2,500.00
Printing Fees					$ 1,500.00
Filing Fees						$    14.41
Miscellaneous fees and expenses		$ 1,000.00
     Total						$20,014.41

Such fees, to the extent not paid by the Effective
Date, will be paid from the resources of the combined entity resulting from the Merger of Parent into the Company. Such fees paid prior to the Effective Date will be paid by the Company.
For a discussion of the reasons for the Merger, see "Special Factors -- Purposes, Alternatives
Reasons and Effects -- Reasons." For federal income tax purposes, in general, a stockholder will recognize gain or loss for United States federal income tax purposes equal to the difference between the amount of cash that the stockholder receives in the Merger and that stockholder's adjusted tax basis in that stockholder's Shares.
 DISSENTERS' OR APPRAISAL RIGHTS
Any Public Stockholder may, as an alternative to receiving the Merger Consideration, dissent from the Merger and obtain payment of the fair value of such stockholder's Shares pursuant to Sections
35-1-826 through 35-1-839 of the Montana Business
Code Annotated ("MCA"). The following is a summary of the rights of the Company's stockholders who dissent from the Merger. This summary does not purport to be complete and is qualified in its entirety by reference to Sections 35-1-826 through 35-1-839 of the MCA, a copy of which is attached as Exhibits (f) to this Statement. To exercise these rights, you must deliver to the Company, at any time before February 1, 2004, written notice of your intent to demand payment for your shares if the Merger is effected. If you fail to deliver the notice on time, you will not have any dissenters' rights. If the Merger is completed, the Company is required to deliver a written dissenters' notice to all stockholders who gave a timely notice of intent to demand payment. The notice must be sent by the Company no later than 10 days after the Effective Date (February1, 2004) and must:
* state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;
* inform shareholders of uncertificated shares to what extent transfer of the shares will be restricted after the payment is received;
* supply a form for demanding payment that includes the date of the first announcement to the news media or to shareholders of the terms of the proposed corporate action and that requires the person asserting dissenters' rights to certify whether or not such shareholder acquired beneficial ownership of the shares before that date;
* set a date by which the Company must receive the payment demand, which may not be fewer than 30 nor more than 60 days after the date the required dissenters' notice is delivered; and
* be accompanied by a copy of Sections 35-1-826 through 35-1-839 of the MCA.
If you exercise dissenters' rights, once you receive a written dissenters' notice as described above, you must within the time set forth in the dissenters' notice:
* demand payment;
* certify whether you acquired beneficial ownership of your shares for which dissenters' rights are demanded before the date set forth in the dissenters' notice; and
* deposit your certificates in accordance with the terms of the dissenters' notice.
A shareholder who does not demand payment or deposit certificates where and when required is not entitled to payment for such shareholder's shares under the dissenters' rights statutes.
A shareholder who timely demands payment and deposits his certificates as requested by the dissenters' notice retains all other rights of a shareholder until such rights are canceled by the consummation of the Merger. The Company may restrict the transfer of uncertificated shares from the date of the demand for payment until the \Merger is consummated; however, the holder of uncertificated shares retains all other rights of a shareholder until those rights are canceled by the consummation of the Merger.
Except as provided in the following paragraph, as soon as the Merger is effectuated or upon receipt of the demand for payment, the Company must pay each dissenter who complied with the foregoing requirements the amount the Company estimates to be the fair value of the dissenters' shares plus accrued interest. The payment must be accompanied by certain financial information concerning the Company, a statement of the Company's estimate of the fair value of the shares, an explanation of how the interest was calculated, a statement of the dissenter's right to demand payment if the dissenter is dissatisfied with the payment offer, and a copy of Sections 35-1-826 through 35-1-839 of the MCA.
If the Merger does not occur within 60 days after the date set in the dissenters' notice for demanding payment and depositing certificates, the Company must return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. Notwithstanding the foregoing, the Company may elect to withhold payment from any dissenter with respect to shares of which the dissenter or the person on whose behalf the dissenter acts was not the beneficial owner before November 1, 2003. If the Company elects to withhold such payments, after the consummation of the Merger, the Company must estimate the fair value of the shares plus accrued interest and pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The Company must send with its offer a statement of its estimate of fair value of the shares, an explanation of how interest was calculated and a statement of the dissenter's right to demand payment if he is dissatisfied with the offer.
A dissenter may notify the Company in writing of the dissenter's own estimate of the fair value of the dissenter's shares and the amount of interest due with respect thereto and may demand payment of the dissenter's estimate, less any previous payment, or reject the Company's offer and demand payment of the fair value of the dissenter's shares and the interest due if (i) the dissenter believes that the amount paid or offered is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated,
(ii) the Company fails to make payment within 60 days after the date set for demanding payment, or (iii) the Company fails to effectuate the Merger and does not return the deposited certificates or release the transfer restrictions on uncertificated shares within 60 days after the date set for demanding payment. A dissenter waives the right to demand payment of the dissenter's own estimate of the fair value of the dissenter's shares or of the fair value of the dissenter's shares unless the dissenter notifies the Company of his demand in writing within 30 days after the Company made or offered payment for the dissenter's shares.
Within 60 days after any such subsequent demand is submitted by a shareholder, if such demand remains unsettled, the Company is required to file in an appropriate court in Montana, a petition to determine the fair value of the shares and accrued interest. If the Company does not commence the proceeding within the 60-day period, it is to pay each dissenter whose demand remains unsettled the amount demanded. The court may appoint an appraiser to assist in determining the fair value of the shares. Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter's shares plus interest exceeds the amount paid by the Company or for the fair value plus accrued interest of his after-acquired shares for which the Company elected to withhold payment. The costs of any such court proceedings (including the compensation and expenses of any appraiser appointed by the court) will be assessed against the Company except that the court may assess any part of those costs as an expense against all or some dissenters who are parties to the proceeding and whose action in demanding a payment in addition to that offered by the Company the court finds to be arbitrary, vexatious or not in good faith. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable,
(1) against the Company and in favor of any or all dissenters if the court finds that the Company failed to comply substantially with the dissenters' rights statutory requirements, or
(2) against either the Company or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the Company, it may award to the counsel reasonable fees to be paid out of the amount awarded to the dissenters who were benefited.
The Company shareholders considering exercising dissenters' rights should bear in mind that the fair value of their shares determined under Sections 35-1-826 through 35-1-839 could be more than, the same as or less than the value of the consideration they will receive pursuant to the Merger if they do not exercise dissenters' rights.
Any shareholder contemplating the exercise of dissenters' rights is urged to review the full text of the dissenters' rights statutes, Sections
35-1-826 through 35-1-839 of the MCA. The procedures set forth in the dissenters' rights statutes must be followed exactly or dissenters' rights may be lost.


The foregoing summary does not purport to be a
complete statement of the procedures to be followed
by stockholders desiring to exercise their
dissenters' rights and is qualified in its entirety
by express reference to the Sections 35-1-826
through 35-1-839 of the MBCA, the full text of
which is attached hereto as Exhibit (f).
Stockholders should read Exhibit (f) in its
entirety because failure to comply with the
procedure set forth therein will result in loss
of Dissenters' Rights.
 TRANSACTION STATEMENT
 ITEM 1.	SUMMARY TERM SHEET.
See "Summary Term Sheet."
 ITEM 2.	SUBJECT COMPANY INFORMATION.
(a) NAME AND ADDRESS.
See "Information About the Company."
(b) SECURITIES.
See "Introduction".
(c) TRADING MARKET AND PRICE.
See "Information about the Company."
(d) DIVIDENDS.
See "Information about the Company."
(e) PRIOR PUBLIC OFFERINGS.
The Filing Persons have not made an underwritten
public offering of the Company's securities
during the past three years.
(f) PRIOR STOCK PURCHASES.
See "Information about the Filing Persons."
 ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
See "Information about the Filing Persons."
 ITEM 4. TERMS OF THE TRANSACTION.
(a) MATERIAL TERMS.
See "Specific Terms of the Merger."
(b) PURCHASES.
None of the Filing Persons or the Company will be
purchasing any Shares from any officer, director
or affiliate of the Company prior to the Merger.
Any such officer, director or affiliate who is
the holder of any Shares (other than Shares
contributed to Parent) will be entitled to receive
the Merger Price just as any other stockholder of
the Company.
(c) DIFFERENT TERMS.
Stockholders of the Company will be treated as
described in "Specific Terms of the Merger."
(d) APPRAISAL RIGHTS.
See "Dissenter and Appraisal Rights."
(e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS.
Neither of the Filing Persons intends to grant the
Unaffiliated Security Holders special access to
the Company's records in connection with the
Merger.  Neither of the Filing Persons intends to
obtain counsel to or appraisal services for the
Unaffiliated Security Holders.
(f) ELIGIBILITY FOR LISTING OR TRADING.
Not applicable.
 ITEM 5.  PAST CONTACTS, TRANSACTIONS,
NEGOTIATIONS AND AGREEMENTS.
(a) TRANSACTIONS.
See "Information about the Filing
Persons -- Transactions."
(b) SIGNIFICANT CORPORATE EVENTS.
See "Information about the Filing
Persons -- Significant Corporate Events."
(c) NEGOTIATIONS OR CONTACTS.
See "Information about the Filing
Persons -- Negotiations or Contracts."
(d) CONFLICTS OF INTEREST.
See "Information about the Filing
Persons -- Conflicts of Interest."
(e) AGREEMENTS INVOLVING THE SUBJECT
COMPANY'S SECURITIES.
See "Information about the Filing
Persons -- Agreements Involving the
Subject Company's Securities."
 ITEM 6.	PURPOSES OF THE TRANSACTION
AND PLANS OR PROPOSALS.
(a) USE OF SECURITIES ACQUIRED.
The Shares acquired in the Merger from the
Unaffiliated Security Holders will be
cancelled.
(b) PLANS.
See "Specific Terms of the Merger."
 ITEM 7.	PURPOSES, ALTERNATIVES, REASONS
AND EFFECTS.
See "Special Factors -- Purposes,
Alternatives, Reasons and Effects."
 ITEM 8.	FAIRNESS OF THE TRANSACTION
See "Special Factors -- Fairness of the Merger."
 ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND
NEGOTIATIONS.
See "Special Factors -- Reports, Opinions,
Appraisals and Negotiations."
 ITEM 10.	SOURCE AND AMOUNT OF FUNDS OR
OTHER CONSIDERATION.
(a) SOURCE OF FUNDS.
See "Specific Terms of the Merger -- Source
and Amount of Funds."
(b) CONDITIONS.
There are no conditions to the Merger.
(c) EXPENSES.
See "Specific Terms of the Merger -- Fees."
(d) BORROWED FUNDS.
See "Specific Terms of the Merger -- Source
and Amount of Funds."
 ITEM 11.	INTEREST IN SECURITIES OF THE
SUBJECT COMPANY.
(a) SECURITIES OWNERSHIP.
On the Effective Date, immediately prior to
the Merger, Parent is expected to be the
owner of 5,076,708.6 Shares, representing
94.6% of the outstanding Shares.  See also
"Information About the Filing Persons."
(b) SECURITIES TRANSACTIONS.
M Corp will contribute the Shares held by
it to Parent on the Effective Date
immediately prior to the Merger.  None of
the Shares acquired by the Filing Persons
that will be contributed to Parent
immediately prior to the Effective Date
were acquired by such Filing Person in the
past 60 days.
 ITEM 12.	THE SOLICITATION OR
RECOMMENDATION.  Not applicable.
 ITEM 13.	FINANCIAL STATEMENTS.
(a) FINANCIAL INFORMATION.
See "Information About the Company --
Selected Consolidated Financial Information."
(b) PRO FORMA INFORMATION.
Not applicable.
(c) SUMMARY INFORMATION.
See "Information About the Company --
Financial Information."
 ITEM 14.	PERSONS/ASSETS, RETAINED,
EMPLOYED, COMPENSATED OR USED.
(a) SOLICITATIONS OR RECOMMENDATIONS.
There are persons or who are directly or
indirectly employed, retained, or to be
compensated to make recommendations in
connection with the Merger.
(b) EMPLOYEES AND CORPORATE ASSETS.
No employees of the Company will be used by
the Filing Persons in connection with the
Merger, except that certain employees may
perform ministerial acts in assisting
shareholders in connection with the Merger.
The combined assets of the Company and Parent
will be used to fund the Merger consideration
and pay all expenses of the Merger.  See
"Specific Terms of the Merger."
 ITEM 15.	ADDITIONAL INFORMATION
None.
 ITEM 16.	EXHIBITS
(f)  Montana Business Corporation Act
Sections 35-1-826 through 35-1-839.

SIGNATURES
After due inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.
Dated:  February 10, 2004

DIVERSIFIED REALTY, INC.


By:  s/ R. Bruce Robson
				R. Bruce Robson,
				President


DRI, INC.


By:  s/R. Bruce Robson
				R. Bruce Robson,
				President

M CORP


By:  s/S. M. McCann
				S. M. McCann,
				President



 SCHEDULE 1
 COMPANY
Directors and Executive Officers
The name, business address, position with Company,
present principal occupation or employment and
five-year employment history of the directors and
executive officers of Company, together with the
names, principal businesses and addresses of any
corporations or other organizations in which such
principal occupation is conducted, are set forth
below.  Each of the directors and executive
officers of Parent is a United States citizen.
To the knowledge of the Filing Persons, no director
or executive officer of Parent has been convicted
in a criminal proceeding during the last five years
(excluding traffic violations or similar
misdemeanors) and no director or executive officer
of Parent has been a party to any judicial or
administrative proceeding during the last five years
(except for any matters that were dismissed without
sanction or settlement) that resulted in a judgment,
decree or final order enjoining him from future
violations of, or prohibiting activities subject to,
federal or state securities laws, or a finding of
any violation of federal or state securities laws.
The principal business address for each executive
officer and director is 128 Second Street South,
Great Falls, Montana 59401. R. Bruce Robson, 61,
is the President of the Company.  For the past five
years Mr. Robson has been Data Processing Manager
for a construction company in Great Falls, Montana.
Mr. Robson is also the President of the Parent and
a Director of M Corp.  R. Bruce Robson is not
related to any other Directors or Executive Officers
of the Filing Person. S.M. McCann, 40, has been a
Director of the Company for the past seven years and
President of M Corp.   S.M. McCann has been an
attorney at law a private investor and a corporate executive for the past five years. S.M. McCann is the daughter of Anne Marie McCann and the aunt of Tyler Arneson. Ms. McCann is also a Director of M Corp and the Parent. Tyler Arneson, 24 has been a Director of the Company since the beginning of 2003 and is also a Director of the Parent. Tyler Arneson has been a self employed carpenter for the past five years. Tyler Arneson is the nephew of S.M. McCann.
Tyler Arneson is not directly affiliated with M Corp.
John Ross, 50 has been a Director of the Company since
2001 and is a Director of The Parent. John Ross has been a sales representative for the Maytag Corporation for the past five years. John Ross is not related to any other Directors or Executive Offices of the Filing
Persons.

 PARENT
 Directors and Executive Officers.
The name, business address, position with Parent, present principal occupation or employment and five-year employment history of the directors and executive officers of Parent, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Each of the directors and executive officers of Parent is a United States citizen. To the knowledge of the Filing Persons, no director or executive officer of Parent has been convicted in a criminal proceeding during the last five years
(excluding traffic violations or similar misdemeanors) and no director or executive officer of Parent has been a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
The principal business address for each executive officer and director is 128 Second Street South, Great Falls, Montana 59401.

R. Bruce Robson, 61, is the President of the Parent.
For the past five years Mr. Robson has been Data
Processing Manager for a construction company in Great Falls, Montana. Mr. Robson is also the
President of the Company and a Director of M Corp.
R. Bruce Robson is not related to any other
Directors or Executive Officers of the Filing
Person.
S.M. McCann, 40, has been a Director of the Parent since its inception and President of M Corp.
S.M. McCann has been an attorney at law a private investor and a corporate executive for the past five years. S.M. McCann is the daughter of Anne
Marie McCann.  Ms. McCann is also a Director of
M Corp and a Director of The Company.
Tyler Arneson, 24 has been a Director of the Parent since its inception. Tyler Arneson has been a self employed carpenter for the past five years. Tyler Arneson is the nephew of S.M. McCann and a Director of The Company.
Tyler Arneson is not directly affiliated with M Corp.
John Ross, 50, has been a Director of the Parent since its inception and is a Director of The Company. John Ross has been a sales representative for the Maytag Corporation for the past five years. John Ross is not related to any other Directors or Executive Officers of the Filing Persons.

 M CORP
 Directors and Executive Officers.
The name, business address, position with
M Corp, present principal occupation or
employment and five-year employment history
of the directors and executive officers of
M Corp, together with the names, principal
businesses and addresses of any corporations
or other organizations in which such principal
occupation is conducted, are set forth below.
Each of the directors and executive officers
of M Corp is a United States citizen.  To the
knowledge of the Filing Persons, no director
or executive officer of M Corp has been
convicted in a criminal proceeding during the
last five years (excluding traffic violations
or similar misdemeanors) and no director or
executive officer of M Corp has been a party
to any judicial or administrative proceeding
during the last five years (except for any
matters that were dismissed without sanction
or settlement) that resulted in a judgment,
decree or final order enjoining him from
future violations of, or prohibiting activities
subject to, federal or state securities laws,
or a finding of any violation of federal or
state securities laws.
The principal business address for each
executive officer and director is 128 Second
Street South, Great Falls, Montana 59401.
Anne Marie McCann, 81, has been a Director of
M Corp since 1999.  Ms. Anne Marie McCann has
been a homemaker and investor for the past five
years.  Anne Marie McCann is the mother of S.M.
McCann and the grandmother to Tyler Arneson.
S.M. McCann, 40, has been a Director of M Corp
since 1994 and is President of M Corp.   S.M.
McCann has been an attorney at law, a private
investor and a corporate executive for the past
five years.  S.M. McCann is the daughter of Anne
Marie McCann and the aunt to Tyler Arneson.  Ms.
McCann is also a Director of the Company and
the Parent.  R. Bruce Robson, 61, has been a
director of M Corp since 1994.  For the past
five years Mr. Robson has been Data Processing
Manager for Sletton Construction Co. in Great
Falls, Montana.  Mr. Robson is also the
President of the Company and the President of
the Parent.  R. Bruce Robson is not related
to any other Directors or Executive Officers
of the Filing Persons.
Stock Ownership.  The following table sets forth
the aggregate numbers and percentage of the
Company's Common Stock owned by each director
and executive officer of M Corp as of September
30, 2003.
Name			  Number of Shares Percentage
Anne Marie McCann(1)    5,076,708      94.6%
S.M. McCann			    -		     -
R. Bruce Robson             -	           -
(1)	Members of Anne Marie McCann's family own
or control entities which own approximately 94%
of M Corp's common stock. M Corp owns 5,076,708 shares of the Company's Common Stock. Neither
Anne Marie McCann or her daughter S.M. McCann own any shares of the Company's common stock directly and disclaim beneficial ownership of the shares of Company Common Stock owned by M Corp. To the knowledge of the Filing Persons none of the individuals listed above have engaged in any transactions involving the Company's common stock in the past sixty days.

Exhibit (f)

Sections 35-1-826 through 35-1-839 of the Montana
Business Corporation Act
35-1-826  Definitions.

As used in 35-1-826 through 35-1-839, the following definitions apply:
(1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.
(2) "Corporation" includes the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.
(3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under 35-1-827 and who exercises that right when and in the manner required by 35-1-829 through 35-1-837.
(4) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
(5) "Interest" means interest from the effective date of the corporate action until the date of payment at the average rate currently paid by the corporation on its principal bank loans or, if the corporation has no loans, at a rate that is fair and equitable under all the circumstances.
(6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial shareholder to the extent of the rights granted by a nominee certificate on file with a corporation.
(7) "Shareholder" means the record shareholder or the beneficial shareholder.
35-1-827  Right to dissent.

(1) A shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder's shares in the event of any of the following corporate actions:
(a) consummation of a plan of merger to which the corporation is a party if:
(i) shareholder approval is required for the Merger by 35-1-815 or the articles of incorporation and the shareholder is entitled to vote on the Merger; or
(ii)  the corporation is a subsidiary that is
merged with its parent corporation under 35-1-818;
(b) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the plan;
(c) consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;
(d) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:
(i) alters or abolishes a preferential right of the shares;
(ii) creates, alters, or abolishes a right in respect of redemption, including a provision with respect to a sinking fund for the redemption or repurchase of the shares;
(iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;
(iv) excludes or limits the right of the shares to be voted on any matter or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or
(v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share created is to be acquired for cash under 35-1-621; or
(e) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the Board of Directors provides that voting or nonvoting shareholders are entitled to dissent and to obtain payment for their shares.
(2) A shareholder entitled to dissent and to obtain payment for shares under 35-1-826 through 35-1-839 may not challenge the corporate action creating the shareholder's entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.
35-1-828 Dissent by nominees and beneficial owners.

(1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.
(2)  A beneficial shareholder may assert
dissenters' rights as to shares held on his behalf only if:
(a) he submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and
(b) he does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.
35-1-829  Notice of dissenters' rights.

(1)  If a proposed corporate action creating
dissenters' rights under 35-1-827 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under 35-1-826 through 35-1-839 and must be accompanied by a copy of 35-1-826 through 35-1-839.
(2) If a corporate action creating dissenters' rights under 35-1-827 is taken without a vote of shareholders, the corporation shall give written notification to all shareholders entitled to assert dissenters' rights that the action was taken and shall send them the dissenters' notice described in 35-1-831.
35-1-830  Notice of intent to demand payment.

(1)  If proposed corporate action creating
dissenters' rights under 35-1-827 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:
(a)  shall deliver to the corporation before
the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and
(b)  may not vote his shares in favor of the
proposed action.
(2)  A shareholder who does not satisfy the
requirements of subsection (1)(a) is not entitled to payment for his shares under 35-1-826 through 35-1-839.
35-1-831  Dissenters' notice.

(1)  If proposed corporate action creating
dissenters' rights under 35-1-827 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of 35-1-830.
(2) The dissenters' notice must be sent no later than 10 days after the corporate action was taken and must:
(a) state where the payment demand must be sent and where and when certificates for certified shares must be deposited;
(b) inform shareholders of uncertificated shares to what extent transfer of the shares will be restricted after the payment is received;
(c) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires the person asserting dissenters' rights to certify whether or not he acquired beneficial ownership of the shares before that date;
(d) set a date by which the corporation must receive the payment demand, which may not be fewer than 30 nor more than 60 days after the date the required notice under subsection (1) is delivered; and
(e)  be accompanied by a copy of 35-1-826
through 35-1-839.
35-1-832  Duty to demand payment.

(1)  A shareholder sent a dissenters' notice
described in 35-1-831 shall demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to 35-1-831(2)(c), and deposit his certificates in accordance with the terms of the notice.
(2)  The shareholder who demands payment and
deposits his certificates under subsection (1) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.
(3) A shareholder who does not demand payment or deposit his certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under 35-1-826 through 35-1-839.
35-1-833  Share restrictions.

(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions are released under 35-1-835.
(2) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.
35-1-834  Payment.

(1)  Except as provided in 35-1-836, as soon as
the proposed corporate action is taken or upon
receipt of a payment demand, the corporation shall
pay each dissenter who complied with 35-1-832 the
amount the corporation estimates to be the fair
value of the dissenter's shares plus accrued
interest.
(2)  The payment must be accompanied by:
(a)  the corporation's balance sheet as of the end
of a fiscal year ending not more than 16 months
before the date of payment, an income statement for
that year, a statement of changes in shareholders'
equity for that year, and the latest available
interim financial statements, if any;
(b)  a statement of the corporation's estimate of
the fair value of the shares;
(c)  an explanation of how the interest was
calculated;
(d)  a statement of the dissenter's right to demand
payment under 35-1-837; and
(e)  a copy of 35-1-826 through 35-1-839.
35-1-835  Failure to take action.

(1) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.
(2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters' notice under 35-1-831 and repeat the payment demand procedure.
35-1-836  After-acquired shares.

(1) A corporation may elect to withhold payment required by 35-1-834 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.
(2)  To the extent the corporation elects to
withhold payment under subsection (1), after taking the proposed corporate action, the corporation shall estimate the fair value of the shares plus accrued interest and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under 35-1-837.
35-1-837 Procedure if shareholder dissatisfied with payment or offer.

(1) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and the amount of interest due and may demand payment of the dissenter's estimate, less any payment under 35-1-834, or reject the corporation's offer under 35-1-836 and demand payment of the fair value of the dissenter's shares and the interest due if:
(a) the dissenter believes that the amount paid under 35-1-834 or offered under 35-1-836 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;
(b) the corporation fails to make payment under 35-1-834 within 60 days after the date set for demanding payment; or
(c) the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.
(2)  A dissenter waives the right to demand
payment under this section unless he notifies the corporation of his demand in writing under subsection (1) within 30 days after the corporation made or offered payment for his shares.
35-1-838  Court action.

(1) If a demand for payment under 35-1-837 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and shall petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
(2) The corporation shall commence the proceeding in the district court of the county where a corporation's principal office or, if its principal office is not located in this state, where its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.
(3) The corporation shall make all dissenters whose demands remain unsettled, whether or not residents of this state, parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. Nonresidents may be served by certified mail or by publication as provided by law.
(4) The jurisdiction of the district court in which the proceeding is commenced under subsection (2) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value.
The appraisers have the powers described in the order appointing them or in any amendment to it.
The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
(5) Each dissenter made a party to the proceeding is entitled to judgment:
(a) for the amount, if any, by which the court finds the fair value of the dissenter's shares plus interest exceeds the amount paid by the corporation;
or
(b) for the fair value plus accrued interest of his after-acquired shares for which the corporation elected to withhold payment under 35-1-836.
35-1-839  Court costs and attorney fees.

(1) The court in an appraisal proceeding commenced under 35-1-838 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court.
The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under 35-1-837.
(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:
(a) against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of 35-1-829 through 35-1-837; or
(b) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by 35-1-826 through 35-1-839.
(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award the counsel reasonable attorney fees to be paid out of the amounts awarded the dissenters who were benefited.






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